Exhibit 99.1

Press Release

TDCX Inc. Announces Closing of Follow-on Public Offering and Full Exercise of the Underwriters’ Overallotment Option

10/12/2021

Singapore – TDCX Inc. (“TDCX” or the “Company”, NYSE: TDCX), a leading high-growth digital customer experience solutions provider, today announced the closing of its underwritten follow-on offering of 2,903,843 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company, at a public offering price of US$18.00 per ADS, which represents the exercise in full of the underwriters’ option to purchase 2,903,843 additional ADSs from the Company. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately US$52.3 million.

Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC acted as the joint bookrunners for the offering.

The Company’s registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission.

The offering was made only by means of a prospectus forming part of the effective registration statement. Copies of the final prospectus relating to the offering may be obtained by contacting:

(1) Goldman Sachs & Co. LLC, Attention: Prospectus Department at 200 West Street, New York, NY 10282-2198, United States of America, by calling +1-866-471-2526, or by email at prospectus-ny@gs.com; and

(2) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 6933 Louis Stephens Drive, Morrisville, NC 27560, United States of America, by calling +1-800-221-1037, or by email at usa.prospectus@credit-suisse.com.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TDCX Inc.

TDCX is a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. The Company offers omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. The Company has a track record of success with clients in travel and hospitality, digital advertising and media, fast-moving consumer goods, technology, financial services, fintech, government and non-governmental organisations, gaming, e-commerce and education. TDCX has an international footprint with offices in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania, and services its clients’ customers globally in more than 20 languages. TDCX has won over 270 awards. For more information, please visit www.tdcx.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about TDCX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TDCX’s goal and strategies; TDCX’s expansion plans; TDCX’s future business development, financial condition and results of operations; TDCX’s expectations regarding demand for, and market acceptance of, its products and services; TDCX’s expectations regarding its relationships with customers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in TDCX’s filings with the SEC. All information provided in this press release is as of the date of this press release, and TDCX does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

TDCX

Jason Lim

+65-9799-6550

lim.jason@tdcx.com

For Media Enquiries:

TDCX

Eunice Seow

+65-8432-8388

media@tdcx.com